KIRKLAND LAKE GOLD FILES EARLY WARNING REPORT

Toronto, Ontario – September 28, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) announces that as a result of the completion of the plan of arrangement (the “Arrangement”) involving Bonterra Resources Inc. (“Bonterra”) and Metanor Resources Inc. (“Metanor”) and pursuant to which, among other things, Bonterra acquired all of the issued and outstanding common shares of Metanor (“Metanor Shares”), the Company now holds in aggregate 37,540,290 common shares of Bonterra (“Bonterra Shares”) and 6,136,072 share purchase warrants (“Warrants”) exercisable to acquire an additional 9,841,646 Bonterra Shares. This represents a 9.44 % interest in Bonterra on an undiluted basis and an 11.63% interest on a partially diluted basis, assuming the exercise of the Warrants held by the Company.

Prior to the completion of the Arrangement, Kirkland Lake Gold held: (i) 17,857,000 Bonterra Shares, representing 7.63% of Bonterra on a non-diluted basis; and (ii) 12,272,143 Metanor Shares and 6,136,072 Warrants, representing 12.05% of Metanor on a non-diluted basis and 17.16% of Metanor on a partially diluted basis, assuming the exercise of the Warrants.

Pursuant to the Arrangement, Kirkland Lake Gold received 1.6039 Bonterra Shares in exchange for each Metanor Share held by the Company (19,683,290 Bonterra Shares in the aggregate) and each Warrant held by the Company has been adjusted pursuant to the terms of the Arrangement and is now exercisable to acquire 1.6039 Bonterra Shares (9,841,646 Bonterra Shares in the aggregate). Kirkland Lake Gold may acquire additional securities of Bonterra either on the open market or through private acquisitions or sell the securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

This press release is being issued in pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which the Issuer is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on the Bonterra’s profile on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer that in 2018 is targeting over 635,000 ounces of gold production from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and, in this press release, include information regarding the sale or purchase of additional securities of Bonterra in the future or other acquisitions and/or dispositions of the shares to be completed on the open market or by private transaction.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Canadian and Australian operations; the potential anticipated annual increase in production; future exploration activities; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2017 and the annual consolidated financial statements and related MD&A for the period ended June 30, 2018, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com
Website : www.klgold.com